EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions of dollars, except ratio)

	Nine Months Ended September 30, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$493	$1,154	$(3,084)	$544	$1,053	$321
Fixed charges	305	346	381	193	110	86
Distributed income of equity investees	27	7	28	-	-	-
Total Earnings	$825	$1,507	$(2,675)	$737	$1,163	$407

Fixed Charges:
Interest expense	$286	$319	$358	$184	$100	$79
Estimated interest within rental expense	19	27	23	9	10	7
Total Fixed Charges	$305	$346	$381	$193	$110	$86

Ratio of earnings to fixed charges	2.7	4.4	n/a	3.8	10.6	4.7
Dollar shortfall	n/a	n/a	$3,056	n/a	n/a	n/a